Exhibit (12)(a)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(In thousands)	2004		2003	2002
Pretax income from continuing operations	$378,075		353,773	248,622
Fixed charges, excluding capitalized interest	6,858		6,460	10,546

Earnings (A)	$384,933		360,233	259,168

Interest	$6,858		6,460	10,546
One-third of rents	—		—	—
Capitalized interest	—		—	—

Fixed charges (B)	$6,858		6,460	10,546

Consolidated ratios of earnings to fixed charges (A)/(B)	56.13	x	55.76	24.58

Since the amount of fixed charges for the year ended December 31, 2001, are not material, the related consolidated ratios to fixed charges are not meaningful, and therefore have been omitted from this Exhibit.